For immediate release
Mittal Steel Announces New Steps in the Offer Procedure

London/Rotterdam, 16 February 2006

Mittal Steel Company N.V. (“Mittal Steel”) announces that, following coordination among the regulators, the Belgian Commission Bancaire, Financière et des Assurances (CBFA), the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) and the Spanish Comision Nacional del Mercado de Valores (CNMV), have published today releases relating to the proposed offer announced on 27 January 2006 by Mittal Steel for Arcelor. The key terms of the proposed offer, as reviewed and published by the regulators, are summarized in the appendix hereto.

Now that the main terms of the proposed offer have been officially published, the supervisory authorities will review the draft offer documentation, which once approved will be made public. The publication of such documents will mark the opening of the acceptance period, during which shareholders will be able to tender their shares to the proposed offer.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in sixteen countries, covering four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction. For 2004, Mittal Steel had revenues of US$31.2 billion and steel shipments of 57.6 million tons (pro-forma inc. ISG), employing 164,000 employees. The shares of the company trade on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT”.

No Offer

No offer to exchange or purchase any Arcelor shares will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

For further information, visit our web site: www.mittalsteel.com, or call:

Mittal Steel Company N.V.	Mittal Steel Company N.V.
Julien Onillon,	Thomas A. McCue, Director
Director, Investor Relations	Director, North American Investor Relations
+44 (0)20 7543 1136	(and Treasurer Mittal Steel USA)
+1 219 399 5166

Appendix

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Mittal Steel Company N.V. (“Mittal Steel”) proposes to launch a voluntary takeover bid (the “Offer”) on all shares and convertible bonds (called “OCEANE” and referred to below as the “Convertible Bonds”) issued by the Luxembourg limited liability company Arcelor S.A. (“Arcelor”).

The Offer will be carried out simultaneously in Luxembourg, Spain, France and Belgium. It will also be extended to the United States.

Market participants are reminded of the transparency and reporting obligations prescribed by the regulations in effect in the markets on which the shares of Mittal Steel or Arcelor are listed.

1.	Scope of the Offer

The Offer includes:

(i)          a primary mixed cash and exchange offer, a secondary cash tender offer and a secondary exchange offer for all Arcelor shares issued prior to February 6, 2006 (including treasury shares held by Arcelor or its subsidiaries) or to be issued before the end of the acceptance period of the Offer upon conversion of the existing Convertible Bonds, upon exercise of Arcelor stock subscription options granted prior to February 6, 2006 or upon exchange of Usinor shares (issued upon exercise of Usinor stock subscription options granted prior to February 6, 2006);

(ii)         a mixed cash and exchange offer for all Convertible Bonds issued prior to February 6, 2006.

If, between February 6, 2006 and the settlement date of the Offer, Arcelor issues any new voting securities or any new securities conferring the right to subscribe for, acquire or convert into voting securities (other than the securities listed in subsection (i) above) (the “New Securities”), Mittal Steel will (without prejudice to section 4.3 below):

(a)         withdraw the Offer, subject to the prior consent of the supervisory authorities (insofar as required by applicable law); or

(b)         extend the Offer to the New Securities, possibly after amending the terms of the Offer to reflect the changed economics; provided that:

(1)         such amendment is (insofar as required by applicable law) subject to the prior verification by the supervisory authorities of the fact that it reflects the changed economics; and

(2)          if the terms of the Offer are so amended, the holders of Arcelor securities who have already tendered securities in the Offer, will be entitled to revoke their tenders within three working days after the publication of Mittal Steel’s press release announcing the amendment of the terms.

2.	Consideration of the Offer
2.1.	Arcelor shares

The Offer for Arcelor shares includes a primary offer and two subsidiary offers, which each form an integral part of the Offer. Any shareholder may freely elect to divide its shares over one, two or three of these “baskets”.

2.1.1. Primary offer. The consideration of the primary mixed cash and exchange offer for Arcelor shares consists of 4 Mittal Steel class A common shares and €35,25 in cash for every 5 Arcelor shares.

2.1.2. Secondary offers. Alternatively, Arcelor shareholders may tender their shares in a secondary cash tender offer or in a secondary exchange offer.

Tenders in the secondary offers are subject to an adjustment mechanism designed to ensure that in the aggregate the portion of tendered Arcelor shares exchanged for Mittal Steel shares and the portion of tendered Arcelor shares exchanged for cash (excluding the effect of the treatment of fractional shares that would otherwise be issued and the impact of any adjustment referred to in section 2.1.3 below) will be 75% and 25%, respectively, with the consequence that the aggregate value of the cash portion of the Offer will not exceed €4.875.000.000 (four thousand eight hundred seventy-five million euros). As a result, shareholders having tendered shares in the secondary cash tender offer may receive between 25% and 100% in cash and the balance in Mittal Steel shares, and shareholders having tendered in the secondary exchange offer may receive between 75% and 100% in Mittal Steel shares and the balance in cash; the exact proportions will depend on the total number of Arcelor shares tendered among the secondary offers.

Subject to the preceding paragraph, the consideration of the secondary cash tender offer is €28,21 in cash for each Arcelor share.

Subject to the same paragraph, the consideration of the secondary exchange offer consists of 16 Mittal Steel class A common shares for 15 Arcelor shares.

2.1.3. Possible adjustments to the level or composition of the consideration. The consideration offered for Arcelor shares would be adjusted downwards, or, as the case may be, the cash and share portions of such consideration would be rebalanced, according to conditions set forth in the prospectus, if Arcelor made certain distributions (including dividends in excess of €0,80 per share), or directly or indirectly acquired its own shares, in the period between February 6, 2006 and the settlement date of the Offer.

Any such adjustment is (insofar as required by applicable law) subject to the prior verification by the supervisory authorities as to its consistency with the conditions set forth in the prospectus and the correct application thereof.

If the consideration is so adjusted, the holders of Arcelor shares who have already tendered shares in the Offer, will be entitled to revoke their tenders within three working days after the publication of Mittal Steel’s press release announcing said adjustment.

2.2.	Convertible Bonds

The consideration of the mixed cash and exchange offer for Convertible Bonds consists of 4 Mittal Steel class A common shares and €40 in cash for every 5 Convertible Bonds.

3.	Mittal Steel shares offered in consideration

The Mittal Steel shares offered will be new class A common shares, with identical rights as existing class A common shares and entitlement to any dividends declared after their date of issuance.

Class A common shares are entitled to one vote per share while class B common shares (which are not offered as consideration in the Offer) are currently entitled to 10 votes per share. Upon successful completion of the Offer, the controlling shareholder intends to reduce the voting rights attached to the class B common shares from 10 to two votes per share. The controlling shareholder would, however, maintain the absolute majority of voting rights in Mittal Steel and remain in control of the company.

The new Mittal Steel shares will be issued by decision of the Board of Directors of Mittal Steel taken after approval of the transaction and of the increase of Mittal Steel’s authorized capital by the Extraordinary General Shareholders’ Meeting of Mittal Steel, which will be held before the end of the acceptance period of the Offer. The Mittal family holding companies, which together hold approximately 97% of the voting rights of Mittal Steel, have undertaken to vote in favor of the approval of the transaction and the increase of authorized capital necessary to consummate the Offer.

Mittal Steel class A common shares are currently listed on Euronext Amsterdam and the New York Stock Exchange. If the Offer is successful, application for listing will also be made to the Luxembourg Stock Exchange, the Spanish Stock Exchanges, Euronext Brussels and Euronext Paris.

4.	Conditions

The Offer is subject to the following conditions:

4.1.	Minimum tender condition

The number of Arcelor shares tendered to the Offer represent more than 50% of the total issued share capital and voting rights of Arcelor, on a fully diluted basis, on the date of public announcement of the results of the Offer.

4.2.	Absence of events or actions that alter Arcelor’s substance

Between February 6, 2006 and the settlement date of the Offer, no exceptional event beyond the control of Mittal Steel occurs relating to Arcelor (other than any decision or action taken by competent competition authorities in relation to the currently proposed combination of Mittal Steel and Arcelor) nor does Arcelor take any action that, in either case, materially alters Arcelor's substance, substantially and adversely affects the economics of the Offer or substantially and adversely affects the ability of Mittal Steel to complete the Offer. Upon the occurrence of such an event or action, Mittal Steel may withdraw the Offer, subject to the prior consent of the supervisory authorities (insofar as required by applicable law).

4.3.	Shareholder approval of new securities

If New Securities (as defined in section 1 above) are issued, they must be issued or specifically authorized by the shareholders’ meeting of Arcelor after February 6, 2006 (in the manner required for amendment of the Articles of Association), except for (i) shares issued upon conversion of existing Convertible Bonds or upon exercise of the options and exchange rights referred to in section 1 (i) above, and (ii) securities issued in the ordinary course pursuant to management or employee incentive schemes in effect on February 6, 2006. Any failure of this condition of shareholder approval will entitle Mittal Steel to withdraw the Offer. Unless the Offer is withdrawn, it will be extended to the New Securities, possibly after amendment of its terms in accordance with section 1 (b) above.

The above conditions are for the exclusive benefit of Mittal Steel, which reserves the right to maintain the Offer, even if one or more of said conditions were not satisfied. Mittal Steel’s decisions in respect of the above conditions will be announced as follows:

(a)         the decision to invoke or waive the condition set forth in section 4.1 above: in the press release publishing the results of the Offer;

(b)         any decision to withdraw the Offer for failure of one of the conditions set forth in sections 4.2 and 4.3 above: as soon as possible after the occurrence of the relevant event or action and in any event no later than the scheduled settlement date of the Offer.